L-3 COMMUNICATIONS AGREES TO ACQUIRE MICRODYNE

ALEXANDRIA, Va., Dec. 3/PRNewswire/--Microdyne Corporation (Nasdaq: MCDY) today announced that it has signed a definitive agreement pursuant to which L-3 Communications (NYSE: LLL) is to acquire the Company. Under the terms of the agreement, L-3 Communications is to purchase all of the outstanding common stock of Microdyne for $5.00 per share in cash and assume Microdyne's existing debt. The total value of the transaction is approximately $90.0 million.

Under the acquisition agreement, a cash tender offer is to be commenced by a wholly owned subsidiary of L-3 Communications. The transaction is subject to the receipt of a majority of Microdyne's shares outstanding in the tender offer and the approval of L-3 Communications' lenders, regulatory approvals, and other customary closing conditions. L-3 Communications has appointed Lehman Brothers Inc. as dealer/manager for the tender offer.

Philip T. Cunningham, Chairman of the Microdyne Board of Directors and beneficial owner of approximately 43% of the outstanding Microdyne shares, has agreed to tender his shares, provided that the acquisition agreement has not been terminated. As of December 1, 1998, Microdyne had approximately 13.1 million shares outstanding.

L-3 Communications is a leading merchant supplier of secure communication systems and products, microwave components, avionics and ocean systems and telemetry instrumentation, space and wireless products. Its customers include the Department of Defense, U.S. government intelligence agencies, aerospace and defense prime contractors, foreign governments and commercial telecommunications and cellular customers.

Headquartered in Alexandria, Virginia, Microdyne Corporation is a diversified technology and services company. The Company's Microdyne Communication Technologies subsidiary is a leading global developer, manufacturer, service and system provider of telemetry, remote monitoring and sensing equipment for various governmental, industrial and commercial applications. Its Microdyne Outsourcing subsidiary provides customer service solutions -- call center, repair center and customer information -- to high-tech service providers and manufacturers.

The information in this release contains forward-looking information concerning the acquisition of the Company by L-3 Communications. The forward-looking statements set forth above involve a number of risks and uncertainties that could cause actual results to differ materially from such statements, including satisfaction of any or all of the conditions to which L-3 Communications' acquisition of the Company is subject. SOURCE Microdyne Corporation